PROSPECTUS                                      Filed Pursuant to Rule 424(b)(3)
----------                                            Registration No. 333-49099


                                663,444 Shares

                                 VISTANA, INC.
                                 Common Stock

     This Prospectus relates to 663,444 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Vistana, Inc. (the "Company"). The Shares will be offered for sale or otherwise transferred from time to time by the shareholders named herein (the "Selling Shareholders") in transactions (which may include block transactions) on the Nasdaq National Market or in the over-the-counter market, in negotiated transactions or otherwise, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at negotiated prices, or without consideration, or by any other legally available means. The Selling Shareholders may offer the Shares to third parties (including purchasers) directly or by or through brokers, dealers, agents or underwriters who may receive compensation in the form of discounts, concessions or commissions or otherwise. The Selling Shareholders and any brokers, dealers, agents or underwriters that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event any discounts, concessions and commissions received by any such brokers, dealers, agents or underwriters and any profit on resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The aggregate net proceeds to the Selling Shareholders from the sale of the Shares will be the purchase price of such Shares less any commissions. The Company will not receive any proceeds from the sale of Shares by the Selling Shareholders. The Company will pay all expenses incurred in connection with this offering, other than underwriting discounts and selling commissions. See "Plan of Distribution."

     A total of 638,444 of the Shares were issued by the Company to certain of the Selling Shareholders in connection with the September 1997 acquisition by the Company from such Selling Shareholders of certain entities. Delivery of a total of 430,814 of such Shares is contingent upon the achievement by the acquired entities of certain operating results on a quarterly basis during the calendar years 1998 through 2000. A total of 25,000 of the Shares may be acquired by one of the Selling Shareholders pursuant to the exercise of options granted by certain of the Company's principal shareholders. All of the Shares are "restricted securities" under the Securities Act of 1933, as amended (the "Securities Act"), prior to their sale hereunder. This Prospectus has been prepared for the purpose of registering the Shares under the Act to allow for future sales by the Selling Shareholders to the public without restriction. See "Selling Shareholders."

     The Common Stock is quoted on the Nasdaq National Market under the symbol "VSTN." The last reported sale price of the Common Stock on March 30, 1998 on the Nasdaq was $26-1/8 per share.

                           ------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                    PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                           ------------------------

                The date of this Prospectus is April 7, 1998.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Such materials also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. The Company's Common Stock is listed on the Nasdaq National Market and such reports, proxy statements and other information also can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20549.

  The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items and information omitted from this Prospectus but contained in the Registration Statement may be inspected and copied at the Public Reference Room of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference and are made a part hereof:

    1. Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "Company 10-K");

    2. The portions of the Company's Proxy Statement for its 1998 Annual Meeting of Shareholders that have been incorporated by reference into the Company 10-K;

    3. The portions of the Company's Annual Report to Shareholders for the year ended December 31, 1997 that have been incorporated by reference into the Company 10-K; and

    4. The description of the Company's Common Stock which is contained in the Registration Statement on Form 8-A filed by the Company with the Commission on February 24, 1997, pursuant to Section 12 of the Exchange Act.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this Prospectus (excluding exhibits to such information which are not specifically incorporated by reference into such information). Requests for such information should be directed to Vistana, Inc., 8801 Vistana Centre Drive, Orlando, Florida 32821, Attention:
Director of Investor Relations, Telephone (407) 239-3568.

                                  THE COMPANY

  Founded in 1980, the Company is a leading developer and operator of high quality timeshare resorts in the United States. The Company's principal operations consist of (i) acquiring, developing and operating timeshare resorts, also known as vacation ownership resorts; and (ii) marketing, selling and financing vacation ownership interests in its resorts, which typically entitle the buyer to ownership of a fully-furnished unit for a one-week period on either an annual or an alternate-year basis ("Vacation Ownership Interests").

  The Company currently operates and sells Vacation Ownership Interests at six vacation ownership resorts. Three of these resorts are in Florida (Vistana Resort in Orlando, Hampton Vacation Resort--Oak Plantation in Kissimmee, and Vistana's Beach Club on Hutchinson Island), two in Colorado (Eagle Point in Vail and Falcon Point in Avon) and one in Arizona (Villas of Cave Creek located north of Scottsdale). Available inventory at two of these resorts (Vistana's Beach Club and Eagle Point) is limited to Vacation Ownership Interests that the Company has reacquired in connection with defaults under customer mortgages. The Company has four new resorts under development. These resorts are Embassy Vacation Resort at Myrtle Beach in South Carolina, Vistana Resort at World Golf Village near St. Augustine, Florida, PGA Vacation Resort by Vistana in Port St. Lucie, Florida, and Embassy Vacation Resort in Scottsdale, Arizona. In addition, the Company acts as exclusive sales and marketing agent for The Christie Lodge, a large vacation ownership resort in Avon, Colorado. The Company has also entered into an agreement with a subsidiary of Sun International Hotels Limited ("Sun") to form a joint venture to develop a proposed new vacation ownership resort to be known as the Villas at Atlantis adjacent to the Atlantis Resort and Casino on Paradise Island in The Bahamas.

  During its 17-year history, the Company has sold in excess of $650 million of Vacation Ownership Interests and has developed an ownership base of over 65,000 Vacation Ownership Interest owners residing in more than 100 countries. The Company was the first to open a vacation ownership resort in the Orlando, Florida market, which has become one of the largest vacation ownership resort markets in the world in terms of Vacation Ownership Interests sold. Each of the Company's existing Florida-based resorts is rated as a Gold Crown resort by Resort Condominiums International ("RCI"), and the Villas of Cave Creek and Falcon Point Resort are rated as Five Star Resorts by Interval International. Two of the Company's resorts under development, Vistana Resort at World Golf Village and the Embassy Vacation Resort at Myrtle Beach, have received the Gold Crown designation from RCI prior to their official openings.

  As part of its operating strategy, the Company seeks to develop strategic relationships with selected parties in order to broaden and enhance its marketing and sales efforts and to provide additional vacation ownership resort development opportunities. In furtherance of this strategy, the Company has entered into (i) an exclusive joint venture agreement with Promus Hotels, Inc., a leading hotel company in the United States; (ii) a long-term affiliation agreement with a subsidiary of The Professional Golfers' Association of America; (iii) a limited partnership (in which the Company is the general partner) which has the exclusive right to develop and market Vacation Ownership Interests at World Golf Village; and (iv) an agreement to form an exclusive joint venture agreement with a subsidiary of Sun to develop a vacation ownership resort in The Bahamas.

  The Company's principal executive offices are at 8801 Vistana Centre Drive, Orlando, Florida 32821 and its telephone number at that address is (407) 239-3000.


                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale of Shares by the Selling Shareholders.

                             SELLING SHAREHOLDERS

  The following table sets forth (i) the names of the Selling Shareholders,
(ii) the number of shares of Common Stock currently beneficially owned by the Selling Shareholders and (iii) the number of such shares of Common Stock which will be beneficially owned by the Selling Shareholders after the offering, assuming the sale of all the Shares currently beneficially owned:

                                   BENEFICIAL       SHARES        BENEFICIAL
                                    OWNERSHIP        TO BE        OWNERSHIP
      SELLING SHAREHOLDERS      PRIOR TO OFFERING OFFERED (3) AFTER OFFERING (3)
      --------------------      ----------------- ----------- ------------------
      Larry D. Doll (1)........      165,631        165,631          --
      Donald J. Dubin (1)......      208,803        208,803          --
      Ronald R. Sharp (1)......      104,400        104,400          --
      David E. Bruce (1).......      104,400        104,400          --
      David H. Friedman (1)....       55,210         55,210          --
      John M. Sabin (2)........       25,000         25,000          --

--------
(1) A total of 638,444 of the Shares were issued by the Company to Messrs. Doll, Dubin, Sharp, Bruce and Friedman (or, in the case of Shares subject to contingencies, to an escrow agent) in connection with the September 1997 acquisition by the Company (the "Acquisition") from such Selling Shareholders of the entities comprising The Success Companies, Success Developments, L.L.C. and Points of Colorado, Inc. Delivery of a total of 430,814 of such Shares is contingent upon the achievement by the acquired entities of certain operating results on a quarterly basis during the calendar years 1998 through 2000. These Shares have been registered for resale under the 1933 Act in accordance with the provisions of the agreements among the Company and such Selling Shareholders. The Company has agreed with the Selling Shareholders to use its reasonable best efforts to keep the Registration Statement of which this Prospectus forms a part effective until the earlier of (i) the date the Shares held by these Selling Shareholders are tradeable without restriction under the Securities Act and (ii) the date on which all of such Shares have been sold pursuant to such Registration Statement. Prior to the Acquisition, Messrs. Doll, Dubin, Sharp, Bruce and Friedman were the only equity owners of the acquired entities. In addition, for at least three years prior to the Acquisition, Messrs. Doll, Dubin, Sharp, Bruce and Friedman were the only executive officers of the acquired entities and have continued to hold substantially the same positions since the Acquisition.
(2) A total of 25,000 of the Shares may be acquired by Mr. Sabin pursuant to the exercise of options granted to him by certain of the Company's principal shareholders. These Shares have been registered for resale under the 1933 Act in accordance with the provisions of the agreements between the Company and Mr. Sabin. The Company has agreed with this Selling Shareholder to use its reasonable best efforts to keep the Registration Statement of which this Prospectus forms a part effective until the earlier of (i) one year and (ii) the first date on which all of the Shares held by this Selling Shareholder have been sold pursuant to such Registration Statement. Prior to December 1997, Mr. Sabin was employed as the Company's Senior Vice President and Treasurer and held the position of chief financial officer of the Company. From and after December 1, 1997, Mr. Sabin continues to be employed by the Company, on an at-will basis, as the Company's Senior Vice President and Treasurer but no longer holds the position of chief financial officer of the Company.
(3) The exact number of Shares to be sold by a Selling Shareholder at any time or from time to time cannot currently be determined.

                             PLAN OF DISTRIBUTION

  The Company has been advised by the Selling Shareholders that they may sell or transfer all or a portion of the Shares offered hereby from time to time to third parties (including purchasers) directly or by or through brokers, dealers, agents or underwriters, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or from purchasers of the Shares for whom they may act as agent. Such sales and transfers of the Shares may be effected from time to time in one or more transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at negotiated prices, or without consideration, or by any other legally available means. Any or all of the Shares may be sold or transferred from time to time by means of (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) through the writing of options on the Shares;
(e) pledges as collateral to secure loans, credit or other financing arrangements and subsequent foreclosure, if any, thereunder; (f) gifts, donations and contributions; and (g) any other legally available means. To the extent required, the number of Shares to be sold or transferred, the purchase price, the name of any such agent, broker, dealer or underwriter and any applicable discounts or commissions and any other required information with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate net proceeds to the Selling Shareholders from the sale of the Shares will be the purchase price of such Shares less any commissions. This Prospectus also may be used by affiliates of the Selling Shareholders and, with the Company's prior written consent (which may not be unreasonably withheld), by unaffiliated donees and pledgees of the Selling Shareholders.

  The Selling Shareholders and any brokers, dealers, agents or underwriters that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

  No underwriter, broker, dealer or agent has been engaged by the Company in connection with the distribution of the Shares.

  Any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. There is no assurance that the Selling Shareholders will sell any or all of the Shares. The Selling Shareholders may transfer, devise or gift Shares by other means not described herein.

  The Company will pay all of the expenses incident to the registration of the Shares, other than underwriting discounts and selling commissions, if any, and fees and expenses of counsel for the Selling Shareholders.

  In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

  Under the terms of certain registration rights agreements, (i) the Company has agreed to indemnify each of the Selling Shareholders against certain liabilities, including liabilities under the Securities Act; (ii) each of the Selling Shareholders has also agreed, under certain circumstances, to indemnify the Company, its directors, officers and certain affiliates of the Company against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the Shares offered hereby will be passed upon for the Company by Neal, Gerber & Eisenberg.

                                    EXPERTS

  The consolidated financial statements of Vistana, Inc. and subsidiaries as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

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     No dealer, salesperson or any other person has been authorized to give any information to make any representations other than those contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Shareholders or any broker, dealer or agent. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.

                              -------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Available Information.....................................................    2
Incorporation of Certain Documents
  by Reference............................................................    2
The Company...............................................................    3
Use of Proceeds...........................................................    4
Selling Shareholders......................................................    4
Plan of Distribution......................................................    5
Legal Matters.............................................................    6
Experts...................................................................    6

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                                 663,444 Shares


                                 VISTANA, INC.


                                  Common Stock



                                  ----------

                                  PROSPECTUS

                                  ----------




                                April 7, 1998




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